UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Cerus Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-21937	68-0262011
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2550 Stanwell Drive, Concord, CA	94520
(Address of Principal Executive Offices)	(Zip Code)

Chrystal N. Menard (925) 288-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Cerus Corporation is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 through December 31, 2014. Cerus is providing a Conflict Minerals Report, which is publicly available at: http://www.cerus.com/Investors/Corporate-Governance/default.aspx.

Item 1.02	Exhibit

Conflict Minerals Report of Cerus is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cerus Corporation
(Registrant)

By:	/s/ Chrystal N. Menard
Chrystal N. Menard
Chief Legal Officer and General Counsel

Date: June 1, 2015

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1 to December 31, 2014.